SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            BURLINGTON RESOURCES INC.
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             (Exact name of registrant as specified in its charter)

               Delaware                                91-1413284
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(State of incorporation or organization)   (I.R.S. Employer Identification No.)

5051 Westheimer, Suite 1400
Houston, Texas                                            77056
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(Address of principal executive offices)                (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class             Name of each exchange on which
         to be so registered             each class is to be registered

         Preferred Stock                 New York Stock Exchange, Inc.
         Purchase Rights

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ x ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates:

                  N/A         (if applicable)

     Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of class)


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Item 1. Description of Registrant's Securities to Be Registered.

     On December 9, 1998, the Board of Directors of Burlington Resources Inc. (the "Company") authorized and declared a dividend distribution of one preferred stock purchase right (a "Right") for each Common Share, $.01 par value, of the Company (the "Common Stock") outstanding as of the close of business on December 16, 1998 (the "Record Date"). Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a price of $200.00 per one one-hundredth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Shareholder Rights Agreement, dated as of December 16, 1998 (the "Shareholder Rights Agreement"), between the Company and BankBoston, N.A. (the "Rights Agent").

Distribution Date; Transfer of Rights

     The Rights are attached to all certificates representing outstanding shares of Common Stock, and no separate Right Certificates (as hereinafter defined) have been distributed. The Rights will separate from the shares of Common Stock on the earliest to occur of (i) the first date of public announcement that a person or "group" has acquired beneficial ownership of securities having 15% or more of the voting power of all outstanding voting securities of the Company (as hereinafter defined); or (ii) ten (10) business days (or such later date as the Board of Directors of the Company may determine) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earliest of such dates being called the "Distribution Date"). A person or group whose acquisition of voting securities causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person". The first date of public announcement that a person or group has become an Acquiring Person is the "Stock Acquisition Date".

     The Rights Agreement provides that until the Distribution Date the Rights will be transferred with and only with the shares of Common Stock. From as soon as practicable after the Record Date and until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Shareholder Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date (and to each initial record holder



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

of certain shares of Common Stock issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M., New York, New York time, on December 16, 2008, unless earlier redeemed by the Company as described below.

Exercise of Rights for Common Stock of the Company

     In the event that any person becomes an Acquiring Person, each holder of a Right will have (subject to the terms of the Shareholder Rights Agreement) the right (the "Flip-In Right") to receive upon exercise the number of shares of Common Stock, or, in the discretion of the Board of Directors of the Company, the number of one one-hundredths of a share of Preferred Stock (or, in certain circumstances, other securities of the Company) having a value (immediately prior to such triggering event) equal to two times the Purchase Price. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Shareholder Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void.

Exercise of Rights for Shares of the Acquiring Company

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding shares of Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, in either case with or to an Acquiring Person, or, if in such transaction all holders of shares of Common Stock are not offered the same consideration, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

Adjustments to Purchase Price

     The Purchase Price payable, and the number of one-hundredths of a share of Preferred Stock or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Preferred Stock, (ii) upon the grant to holders of the shares of Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Preferred Stock at a price, or securities convertible into shares of


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

Preferred Stock with a conversion price, less than the then current market price of the shares of Preferred Stock or (iii) upon the distribution to holders of the shares of Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of rights or warrants (other than those referred to above).

     The Purchase Price payable, and the number of one-hundredths of a share of Preferred Stock or other securities issuable, upon exercise of the Rights are also subject to adjustment in the event of a stock split of the shares of Common Stock, or a stock dividend on the shares of Common Stock payable in shares of Common Stock, or subdivisions, consolidations or combinations of the shares of Common Stock occurring, in any such case, prior to the Distribution Date.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional one-hundredths of a share of Preferred Stock will be issued, and in lieu thereof, an adjustment in cash will be made based on the market price of the shares of Preferred Stock on the last trading day prior to the date of exercise.

Redemption and Exchange of Rights

     At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors of the Company. Additionally, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price after the triggering of the Flip-In Right and before the expiration of any period during which the Flip-In Right may be exercised (i) in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of shares of Common Stock are offered the same consideration but not involving an Acquiring Person, (ii) following an event giving rise to, and the expiration of the exercise period for, the Right if and for as long as no person beneficially owns securities representing 15% or more of the voting power of the Company's voting securities or (iii) if the Acquiring Person reduces his ownership below 5% in transactions not involving the Company. The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Right is not exercisable, and in any event, only after 10 business days' prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     At any time after any person becomes an Acquiring Person, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person which shall have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).



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

Terms of the Preferred Stock

     The shares of Preferred Stock purchasable upon exercise of the Rights will be non-redeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to 100 times the dividend declared on each share of Common Stock, but in no event less than $25 (the equivalent of $.25 per share of common stock). In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to the greater of 100 times $150 or 100 times the payment made per each share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Preferred Stock will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one one-hundredth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Company, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

Amendments to Terms of the Rights

     Any of the provisions of the Rights Agreement may be amended by the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Company in order to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided, however, that no supplement or amendment may be made after the Distribution Date which changes those provisions relating to the principal economic terms of the Rights.

     A copy of the Shareholder Rights Agreement has been filed herewith as
Exhibit 1. A copy of the Shareholder Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit, which is incorporated herein by reference.



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

Item 2. Exhibits

           1 Rights Agreement, dated as of December 16, 1998, between Burlington Resources Inc. and BankBoston, N.A., as Rights Agent.














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

                                    SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                      BURLINGTON RESOURCES INC.


Date:  December 18, 1998              By:  /s/ L. David Hanower
                                           -----------------------------
                                           Name:  L. David Hanower
                                           Title: Senior Vice President-Law
                                                  and Administration














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

                                  EXHIBIT INDEX


Number              Description

1 Rights Agreement, dated as of December 16, 1998, between Burlington Resources Inc. and BankBoston, N.A., as Rights Agent.













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